Exhibit (a)(1)(v)
Form of Promissory Note for Repurchases of your Units
NORTH HAVEN PRIVATE INCOME FUND LLC
Dated: [insert date]
FOR VALUE RECEIVED, North Haven Private Income Fund LLC (“Payor” or the “Company”), a Delaware limited liability company, hereby promises individually to each of the payees set forth on Exhibit A hereto (each, a “Payee”) to pay the Payment Amount (as defined in Section 2) payable with respect to that Payee in a single installment as discussed below. This Note shall be deemed a separate instrument issued individually with respect to each Payee.
This Note is being issued so that Payor may purchase Class S Units (the “Repurchased Units”) from the Payees pursuant to the terms and subject to the conditions set out in the Offer to Purchase dated May 11, 2022 and the Letter of Transmittal submitted by each Payee (which Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto collectively constitute the “Offer”). This Note is not negotiable and is not interest-bearing.
1.   General Payment Provisions.   The Payor will make the payments under this Note in a single installment in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Note will be made by wire transfer to Payee’s account at Payee’s authorized agent as previously identified to Payor by Payee.
2.   Payment.   The “Payment Amount” for each Payee will be an amount equal to the estimated net asset value per Class S Unit of the Company determined as of June 30, 2022 (the “Valuation Date”) multiplied by the number of such Payee’s Repurchased Units. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Payor will make payment under this Note on or before 30 days after the Valuation Date.
3.   Optional Prepayment.   This Note may be prepaid, without premium, penalty or notice, at any time.
4.   Events of Default.
(a)   The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note, provided, however, that an event of default with respect to one Payee shall not in and of itself cause an event of default with respect to any other Payee:
(i)   The Payor defaults in payment when due to the applicable Payee and any such default continues for a period of ten (10) days; or
(ii)   (1) The Payor commences any proceeding or other action relating to the Company in bankruptcy or seeks reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Company or the debts of the Company under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; (2) the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Company or for all or substantially all of the property of the Company; (3) the Payor makes a general assignment for the benefit of creditors of the Company; or (4) the Payor generally admits its inability to pay its debts with respect to the Company as they become due and payable; or
(iii)   (1) The commencement of any proceeding or the taking of any other action against the Company in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Company or the debts of the Company under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (2) the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Company and the continuance of any such event for sixty (60) days undismissed, unbonded or undischarged.

(b)   Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee.
5.   Miscellaneous.
(a)   Governing Law; Consent to Jurisdiction.   This Note and the rights and remedies of the Payor and Payee will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Agreement may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.
(b)   Notices.   All communications under this Note will be given in writing, sent by telecopier or registered mail to the address set forth below in the case of the Payor, or to the address of the Payee set forth on Exhibit A hereto in the case of the Payee, or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.
If to Payor, to:	North Haven Private Income Fund 1585 Broadway New York, NY 10036 Telephone: (212) 761-3580
(c)   Severability, Binding Effect.   Any provision of this Note that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.
(d)   Amendment; Waiver.   No provision of this Note may be waived, altered or amended with respect to any Payee, except by written agreement between the Payor and such Payee.
(e)   Waiver of Presentment.   Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Note.
(f)   Entire Agreement.   This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.
(g)   Separate Obligations.   The obligations of the Payor to each Payee hereunder are separate rather than joint, and a Payee may seek payment or the enforcement of any obligation of the Payor under this Note only with respect to itself and not any other Payee hereunder.

IN WITNESS WHEREOF, Payor has duly caused this Note to be duly executed as of the date first above written.
NORTH HAVEN PRIVATE INCOME FUND LLC
By:

Name:

Title:

Exhibit A
Payee	Repurchased Units	Address